Exhibit 1

For Immediate Release	19 July 2010

WPP PLC ("WPP")

WPP Digital takes stake in digital advertising measurement firm in China

WPP Digital, the digital investment arm of WPP, announces that it has acquired a minority stake in Leading Smart Holdings Limited ("Leading Smart"), a BVI company, which has a controlling interest in the parent company of Moment Systems, the leading digital advertising measurement company in China. Moment Systems was founded in 2006 in Beijing and currently employs 90 people.

WPP has invested in a series A preferred share round in Leading Smart alongside Redpoint Ventures.

This investment continues WPP’s strategy of developing its services in fast-growing markets and sectors and strengthening its capabilities in digital media. Greater China - a region WPP has been committed to for over 20 years - remains one of the fastest growth markets for WPP.  The Group currently employs almost 12,000 people across Greater China, underlining its strong leadership position in the region - as in Asia overall - across all communications services.

Contact
Feona McEwan, WPP                                T. +44 20 7408 2204